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                              July 28, 2023

       Yongtao Luo
       Chief Financial Officer
       OneConnect Financial Technology Co., Ltd.
       10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road
       Futian District, Shenzhen, Guangdong, 518000
       The People   s Republic of China

                                                        Re: OneConnect
Financial Technology Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39147

       Dear Yongtao Luo:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 184

   1.                                                   We note your statement
that you reviewed the Company   s register of members and public
                                                        filings made by its
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were
                                                        reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Yongtao Luo
OneConnect Financial Technology Co., Ltd.
July 28, 2023
Page 2
      determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that
Item 16I(b)
      requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our best knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-
3783 with any questions.



                                                            Sincerely,
FirstName LastNameYongtao Luo
                                                    Division of Corporation
Finance
Comapany NameOneConnect Financial Technology Co., Ltd.
                                                    Disclosure Review Program
July 28, 2023 Page 2
cc:       Shuang Zhao
FirstName LastName